1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Oct 31, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No       x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/10/31

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1.	Financial Statements for the Nine Months Ended September 30, 2007 and 2006 and Independent Accountants’ Review Report

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Nine Months Ended September 30, 2007 and 2006 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of September 30, 2007 and 2006, and the related statements of operations and cash flows for the nine months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement of Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

As stated in Note 12 to the financial statements, we did not review all financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$2,237,667 thousand and NT$1,793,109 thousand as of September 30, 2007 and 2006 and the equity in their net gains were NT$162,021 thousand and NT$591 thousand for the nine months then ended.

Based on our reviews, except for such adjustments, if any, as might have been determined to be necessary had the investment information mentioned in the preceding paragraph and related information been based on the investees’ reviewed financial statements, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As stated in Note 3 to the financial statements, on January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” (“SFAS No. 34”), and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released standards.

October 18, 2007

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

SEPTEMBER 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2007		2006
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$54,079,967	12	$40,475,668	9
Financial assets at fair value through profit or loss (Notes 2 and 5)	227,014	—	—	—
Available-for-sale financial assets (Notes 2, 3 and 6)	21,152,088	5	13,798,586	3
Held-to-maturity financial assets (Notes 2 and 7)	57,324	—	—	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,517,058 thousand in 2007 and $3,467,076 thousand in 2006 (Notes 2 and 8)	12,133,650	3	11,952,355	3
Receivables from related parties (Note 25)	363,630	—	30,868	—
Other current monetary assets (Notes 2, 9, 14 and 27)	6,774,724	1	5,774,250	1
Inventories, net (Notes 2 and 10)	2,784,022	1	1,730,182	1
Deferred income taxes (Notes 2 and 22)	245,073	—	1,645,816	—
Other current assets (Note 11)	3,346,140	1	3,012,427	1

Total current assets	101,163,632	23	78,420,152	18

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	3,340,576	1	1,793,109	—
Financial assets carried at cost (Notes 2, 3 and 13)	1,941,280	—	1,866,280	—
Held-to-maturity financial assets (Notes 2 and 7)	322,291	—	—	—
Other monetary assets (Notes 3, 14 and 26)	1,000,000	—	2,000,000	1

Total investment	6,604,147	1	5,659,389	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 25)
Cost
Land	100,917,029	23	101,166,851	23
Land improvements	1,479,005	—	1,480,695	—
Buildings	59,654,629	13	58,885,494	13
Machinery and equipment	20,397,271	5	21,503,972	5
Telecommunications network facilities	640,909,723	143	632,376,768	144
Miscellaneous equipment	1,821,169	—	1,976,665	1

Total cost	825,178,826	184	817,390,445	186
Revaluation increment on land	5,823,991	1	5,850,205	1

	831,002,817	185	823,240,650	187

Less: Accumulated depreciation	521,179,719	116	502,903,824	114

	309,823,098	69	320,336,826	73

Construction in progress and advances related to acquisitions of equipment	18,871,452	4	24,015,779	5

Property, plant and equipment, net	328,694,550	73	344,352,605	78

INTANGIBLE ASSETS (Note 2)
3G concession	8,421,849	2	9,170,457	2
Other	316,531	—	168,290	—

Total intangible assets	8,738,380	2	9,338,747	2

OTHER ASSETS
Idle assets (Note 2)	928,166	—	929,038	—
Refundable deposits	1,345,874	1	1,554,194	1
Deferred income taxes (Notes 2 and 22)	1,018,913	—	403,612	—
Other	405,307	—	372,798	—

Total other assets	3,698,260	1	3,259,642	1

TOTAL	$448,898,969	100	441,030,535	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$904,144	—	$—	—
Trade notes and accounts payable	7,289,690	2	7,138,056	2
Payables to related parties (Note 25)	1,238,548	1	303,986	—
Income tax payable (Notes 2 and 22)	5,235,352	1	7,226,856	2
Accrued expenses (Note 16)	9,399,952	2	13,649,137	3
Current portion of long-term loans (Note 17)	—	—	300,000	—
Other current liabilities (Notes 2, 18 and 27)	14,016,533	3	14,748,324	3

Total current liabilities	38,084,219	9	43,366,359	10

DEFERRED INCOME	1,400,253	—	874,789	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 24)	3,221,519	1	812,072	—
Customers’ deposits	6,320,298	1	6,589,143	2
Other	730,741	—	153,820	—

Total other liabilities	10,272,558	2	7,555,035	2

Total liabilities	49,852,016	11	51,891,169	12

STOCKHOLDERS’ EQUITY (Notes 2, 3, 15, 19 and 20)
Common capital stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 10,634,630 thousand shares in 2007; 9,667,845 thousand shares in 2006	106,346,296	24	96,678,451	22

Preferred stock $10 par value	—	—	—	—

Capital surplus:
Paid-in capital in excess of par value	200,592,390	45	210,260,235	48
Donations	13,170	—	13,170	—
Equity in capital surplus reported by equity-method investees	—	—	—	—

Total capital surplus	200,605,560	45	210,273,405	48

Retained earnings:
Legal reserve	48,036,210	11	44,037,766	10
Special reserve	2,678,723	1	2,680,184	—
Unappropriated earnings	37,854,980	8	29,264,068	7

Total retained earnings	88,569,913	20	75,982,018	17

Other adjustments
Cumulative translation adjustments	(4,398)	—	(3,683)	—
Unrealized gain on financial instruments	1,175,544	—	358,752	—
Capital surplus from revaluation of land	5,824,210	1	5,850,423	1

Total other adjustments	6,995,356	1	6,205,492	1

Treasury stocks	(3,470,172)	(1)	—	—

Total stockholders’ equity	399,046,953	89	389,139,366	88

TOTAL	$448,898,969	100	$441,030,535	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 18, 2007)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

(Reviewed, Not Audited)

	2007		2006
	Amount	%	Amount	%
REVENUES (Note 25)	$139,940,095	100	$137,494,423	100

OPERATING COSTS (Note 25)	69,244,583	49	68,782,558	50

GROSS PROFIT	70,695,512	51	68,711,865	50

OPERATING EXPENSES (Note 25)
Marketing	17,695,556	13	19,090,828	14
General and administrative	2,232,612	2	2,393,959	1
Research and development	2,224,178	1	2,406,352	2

Total operating expenses	22,152,346	16	23,891,139	17

INCOME FROM OPERATIONS	48,543,166	35	44,820,726	33

OTHER INCOME
Interest	1,057,026	1	563,223	1
Penalties income	649,748	1	1,219,619	1
Income from sale of scrap inventories	410,559	—	552,607	—
Equity in earnings of equity investees	348,277	—	591	—
Gains on disposal of property, plant and equipment	57,619	—	2,214	—
Gains on sale of financial instruments, net	26,938	—	10,128	—
Other	558,101	—	391,890	—

Total other income	3,108,268	2	2,740,272	2

OTHER EXPENSES
Special termination benefit under early retirement program	1,873,877	1	2,303,316	2
Valuation loss on financial instruments, net	881,591	1	—	—
Losses on disposal of property, plant and equipment	95,631	—	251,790	—
Foreign exchange loss, net	32,932	—	85,093	—
Interest	754	—	2,123	—
Other	770,452	1	814,615	1

Total other expenses	3,655,237	3	3,456,937	3

INCOME BEFORE INCOME TAX	47,996,197	34	44,104,061	32

INCOME TAX (Notes 2 and 22)	10,209,755	7	9,933,109	7

NET INCOME	$37,786,442	27	$34,170,952	25

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

(Reviewed, Not Audited)

	2007		2006
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 23)
Basic net income per share	$4.52	$3.55	$4.13	$3.20

Diluted net income per share	$4.51	$3.55

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 18, 2007)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$37,786,442	$34,170,952
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	597,866	467,012
Depreciation and amortization	29,765,569	30,800,015
Losses on inventory valuation	6,102	—
Gains on sale of financial instruments, net	(26,938)	(10,128)
Valuation loss on financial instruments, net	881,591	—
Losses on disposal of property, plant and equipment	38,012	249,576
Equity in earnings of equity investees	(348,277)	(591)
Dividends received from equity investees	107,106	42,331
Deferred income taxes	(693,403)	357,837
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(275,603)	—
Trade notes and accounts receivable	(189,117)	350,813
Receivables from related parties	(315,862)	39,292
Other current monetary assets	195,209	(68,845)
Inventories	(37,086)	690,449
Other current assets	(2,330,960)	(1,765,391)
Increase (decrease) in:
Trade notes and accounts payable	(2,371,802)	(3,370,801)
Payables to related parties	273,322	(247,040)
Income tax payable	(3,292,188)	7,210,306
Accrued expenses	(9,396,869)	(1,791,272)
Other current liabilities	969,190	842,694
Accrued pension liabilities	1,967,818	812,072
Deferred income	444,834	556,261

Net cash provided by operating activities	53,754,956	69,335,542

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale financial assets	(19,264,257)	(3,269,624)
Proceeds from disposal of available-for-sale financial assets	5,823,473	4,441,935
Acquisitions of held-to-maturity financial assets	(400,000)	—
Proceeds from disposal of held-to-maturity financial assets	20,385	—
Increase in long-term investment accounted for using equity method	(1,093,268)	(310,652)
Acquisitions of property, plant and equipment	(15,579,213)	(18,450,545)
Proceeds from disposal of property, plant and equipment	93,145	9,419
Increase of intangible assets	(206,258)	(86,974)
Decrease (increase) in other assets	46,500	(75,919)

Net cash used in investing activities	(30,559,493)	(17,742,360)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES
Payment on principal of long-term loans	$(300,000)	$(200,000)
Decrease in customers’ deposits	(251,791)	(702,767)
Increase (decrease) in other liabilities	170,422	(53,465)
Cash dividends paid	(35,903,408)	(40,659,617)
Repurchase in treasury stock	(3,470,172)	(11,392,333)

Net cash used in financing activities	(39,754,949)	(53,008,182)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(16,559,486)	(1,415,000)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	70,639,453	41,890,668

CASH AND CASH EQUIVALENTS, END OF PERIOD	$54,079,967	$40,475,668

SUPPLEMENTAL INFORMATION
Interest paid	$754	$2,123

Income tax paid	$14,195,346	$1,247,623

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$—	$300,000

Acquired Senao International Co., Ltd. for the nine months ended September 30, 2007, the assets and liabilities, based on their fair values are as follows:

Cash		$617,003
Financial assets at fair value through profit or loss		86,796
Trade notes and accounts receivable		2,024,443
Inventories		1,625,790
Other current assets		334,055
Long-term investment		12,941
Property, plant, and equipment		1,316,657
Identifiable intangible assets		365,920
Other assets		134,869
Short-term loans and current portion of long-term loans		(100,000)
Trade notes and accounts payable		(1,629,324)
Other current liabilities		(714,517)
Long-term liabilities		(580,000)
Other liabilities		(92,579)

Total		3,402,054
Percentage of ownership		31.3285%

Total amount of acquiring subsidiary		$1,065,813

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

Acquired CHIEF Telecom for the nine months ended September 30, 2006, the assets and liabilities, based on their fair values are as follows:

Cash	$40,191
Trade notes and accounts receivable	64,077
Inventories	2,505
Other current assets	22,811
Long-term investment	16,256
Property, plant, and equipment	454,165
Identifiable intangible assets	2,700
Other assets	88,195
Short-term loans and current portion of long-term loans	(133,750)
Trade notes and accounts payable	(80,529)
Other current liabilities	(62,291)
Long-term liabilities	(6,250)
Other liabilities	(67,738)

Total	340,342
Percentage of ownership	70%

238,240
Goodwill	72,412

Total amount of acquiring subsidiary	$310,652

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 18, 2007)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to Chunghwa. The DGT continues to be the telecom industry regulator in the ROC.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of the Company by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of the Company on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The numbers of employees as of September 30, 2007 and 2006 are 24,079 and 25,835, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash, sold or consumed within one year. Current liabilities are obligations which mature within one year. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper, bond with resale agreements and treasury bills purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability on its balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company has lost control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss. At each balance sheet date subsequent to issue of initial recognition, financial assets or financial liabilities at FVTPL are remeasured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. Cash dividends received subsequently (including those received in the period of investment) are recognized as income for the period. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in profit or loss. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

A derivative that does not meet the criteria for hedge accounting is classified as a financial asset or a financial liability held for trading. If the fair value of the derivative is positive, the derivative is recognized as a financial asset; otherwise, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially measured at fair value plus transaction costs that are directly attributable to the acquisition. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are remeasured at fair value, with changes in fair value recognized in equity until the financial assets are disposed of, at which time, the cumulative gain or loss previously recognized in equity is included in profit or loss for the period. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows: Publicly traded stocks - at closing prices; open-end mutual funds - at net asset values; bonds - at prices quoted by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized on the ex-dividend date, except for dividends distributed from the pre-acquisition profit which are treated as a reduction of investment cost. Stock dividends are not recognized as investment income but are recorded as an increase in the number of shares. The total number of shares subsequent to the increase is used for recalculation of cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. Any subsequent decrease in impairment loss for an equity instrument classified as available-for-sale is recognized directly in equity. If the fair value of a debt instrument classified as available-for-sale subsequently increases as a result of an event which occurred after the impairment loss was recognized, the decrease in impairment loss is reversed to profit.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method Held-to-maturity financial assets are initially measured at fair value plus transaction costs that are directly attributable to the acquisition. Profit or loss is recognized when the financial assets are derecognized, impaired, or amortized. All regular way purchases or sales of financial assets are accounted for using a trade date basis.

An impairment loss is recognized when there is objective evidence that the investment is impaired. The impairment loss is reversed if an increase in the investment’s recoverable amount is due to an event which occurred after the impairment loss was recognized; however, the adjusted carrying amount of the investment may not exceed the carrying amount that would have been determined had no impairment loss been recognized for the investment in prior years.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating the fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Allowance for doubtful receivables is provided on the basis of the aging of the receivables and estimated collectibility of individual receivables. The Company periodically evaluates the collectibility of receivables in consideration of client’s receivable aging analysis.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss, depending on whether the investor has controlling power over investees or not. Unrealized profits and losses on sales to investees over which the Company has a controlling power are totally eliminated. Otherwise should be deferred in proportion to the Company’s ownership percentage. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

With respect to investment purchase or adoption of the equity method of accounting, effective on January 1, 2006, in accordance with the revised accounting pronouncement, goodwill is recognized by the difference that the cost of investment is exceeding the fair value of the acquisition. Goodwill can not be amortized, but is subject to a goodwill impairment test. If there is a triggering event or change in circumstance, the goodwill impairment test will be performed. If the fair value of the identifiable net assets exceeds the cost of investment, the difference should be allocated to the noncurrent assets (with exception of non-equity financial assets, assets in the suspense accounts, deferred tax assets and liabilities, and prepaid pension costs or other expenses related to pension plans) and reduced in proportion to the amount of their fair value. If there is still a difference after the purchase price allocation, the difference will be accounted for as extraordinary profits.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. If the capital surplus account is not enough for debiting purposes, any remaining decrease is debited to unappropriated retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments with no quoted prices in an active market and with fair values that cannot be reliably measured, such as non-publicly traded stocks, are measured at their original cost. An impairment loss is recognized when there is objective evidence that the asset is impaired. A reversal of this impairment loss is disallowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated depreciation. An impairment loss on a revalued asset is recognized directly against capital surplus from revaluation for the asset to the extent that the impairment loss does not exceed the amount in the capital surplus from revaluation for that same asset. A reversal of an impairment loss on a revalued asset is credited directly to shareholder’s equity-other adjustments from revaluation under the heading shareholder’s equity-other adjustments from revaluation. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

The amount recorded for the 3G Concession is amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Computer software costs and patents amortized using the straight-line method over the estimated useful lives of ranging from 3-20 years.

From January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be recognized as an expense when it is incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized upon the assets’ estimated useful life using the straight-line method. Development costs not meet relative criteria shall be recognized as expenses when it is incurred.

An impairment loss is recognized when the recoverable amount of an intangible asset other than goodwill is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated amortization.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

Pension costs subject to defined benefit plan are recognized according to the actuarial report. Pension costs subject to defined contribution plan are recognized according to the amount of contributions by the Company during the employees’ service period.

Expense Recognition

Expenses including commissions paid to agencies and handset subsidy costs paid to vendors that sell handsets to a customers who subscribe to the services as an inducement to enter into a service contract are charged to income as incurred.

Treasury Stock

Cost of treasury stock is shown as a deduction to stockholders’ equity. Treasury stock is recorded and is shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the accounts of common stock and treasury stock are reversed out based on the number of shares registered to be cancelled. The account of additional paid-in capital is adjusted for the difference of the repurchase price and the par value of common stock. If capital surplus is not enough for debiting purposes, the difference is debited to unappropriated retained earnings.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or noncurrent according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or noncurrent depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year when the stockholders have resolved that the earnings shall be retained.

Foreign-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction is included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Financial assets and liabilities - credited or charged to current income; and

b.	Long-term stock investments accounted for by the equity method - as cumulative translation adjustment under stockholders’ equity.

Hedging Derivative Financial Instruments

Derivatives that qualify as effective hedging instruments are measured at fair value, with subsequent changes in fair value recognized in profit or loss depending on the nature of the hedging relationship.

Hedge Accounting

Hedge accounting recognizes the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item as follows:

a.	The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss.

b.	The gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be currently recognized in earnings.

3.	REASON AND EFFECT OF THE CHANGES OF ACCOUNTING PRINCIPLE

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments,” (“SFAS No. 34”) and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released SFASs.

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as available-for-sale financial assets were recognized as adjustments to stockholders’ equity.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2007	2006
Cash
Cash on hand	$75,625	$101,441
Cash in banks	7,087,078	8,323,219
Negotiable certificate of deposit, annual yield rates-ranging from 1.82-5.39% and 1.00-1.95% for 2007 and 2006, respectively	32,673,069	16,152,500

	39,835,772	24,577,160

Cash equivalents
Commercial paper, annual yield rate-ranging from 1.90-5.22% and 1.52-1.55% for 2007 and 2006, respectively	13,887,837	15,898,508
Bond with resale agreements, annual yield rate-ranging from 2.10-2.30%	250,000	—
U.S. Treasury bills, annual yield rate 4.41%	106,358	—

	14,244,195	15,898,508

	$54,079,967	$40,475,668

As of September 30, 2007 and 2006, foreign deposits in bank were as following:

	September 30
	2007	2006
United States of America - New York (US$41,879 thousand and US$604 thousand for the nine months ended September 30, 2007 and 2006, respectively)	$1,364,412	$19,988
Hong Kong (EUR856 thousand, JPY36,329 thousand and GBP208 thousand)	59,893	—

	$1,424,305	$19,988

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

September 30, 2007
Derivatives - financial assets
Index future contracts	$111,994
Forward exchange contracts	14,022

126,016
Designated as at fair value through profit or loss - Goldman USD TWD Window KO Option	100,998

$227,014

Derivatives - financial liabilities
Currency option contracts	$795,881
Forward exchange contracts	84,727
Index future contracts	23,536

$904,144

The Company entered into investment management agreements with a well-known financial institutions (fund managers) to manage its investment portfolios in 2006. As of September 30, 2007, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included derivative instruments, listed stocks and mutual funds.

The Company entered into forward exchange contracts, index future contracts and currency option contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, these financial assets and liabilities are not qualified for hedge accounting and categorized as trading financial assets and liabilities.

Outstanding forward exchange contracts as of September 30, 2007:

	Currency	Holding Period	Contract Amount (in Thousands)
September 30, 2007

Sell	EUR/USD	2007.09-2007.11	EUR	29,000
	JPY/USD	2007.09-2007.11	JPY	700,000
	GBP/USD	2007.09-2007.11	GBP	2,630
	USD/NTD	2007.09-2007.12	USD	10,000
	USD/NTD	2007.09-2007.12	USD	10,000
	USD/NTD	2007.09-2007.12	USD	10,000
	USD/NTD	2007.09-2008.01	USD	10,000
	USD/NTD	2007.09-2007.12	USD	5,000
	USD/NTD	2007.09-2007.12	USD	5,000
	USD/NTD	2007.09-2007.12	USD	5,000
	EUR/NTD	2007.08-2007.11	EUR	10,000
	EUR/NTD	2007.08-2007.11	EUR	10,000
	EUR/NTD	2007.08-2007.11	EUR	5,000
	EUR/NTD	2007.08-2007.11	EUR	5,000
	EUR/NTD	2007.08-2007.11	EUR	5,000
	EUR/NTD	2007.08-2007.11	EUR	5,000

(Continued)

	Currency	Holding Period	Contract Amount (in Thousands)
	EUR/NTD	2007.08-2007.11	EUR	5,000
	EUR/NTD	2007.09-2007.12	EUR	5,000
	NTD/USD	2007.09-2007.12	NTD	328,000
	NTD/USD	2007.08-2007.10	NTD	327,590
	NTD/USD	2007.08-2007.10	NTD	327,540
	NTD/USD	2007.09-2007.12	NTD	326,600
	NTD/USD	2007.09-2007.12	NTD	326,550
	NTD/USD	2007.09-2008.01	NTD	323,550
	NTD/USD	2007.09-2007.12	NTD	197,274
	NTD/USD	2007.08-2007.11	NTD	163,200

(Concluded) Outstanding index future contracts as of September 30, 2007:

	Maturity Date	Units	Contract Amount (in Thousands)
September 30, 2007

Index future contracts
AMSTERDAM IDX FUT	2007.10	13	EUR	1,366
CAC40 10 EURO FUT	2007.10	9	EUR	498
IBEX 35 INDEX FUTR	2007.10	7	EUR	958
DAX INDEX FUTURE	2007.12	3	EUR	574
MINI S&P/MIB FUT	2007.12	34	EUR	1,326
FTSE 100 IDX FUT	2007.12	35	GBP	2,194
TOPIX INDEX FUTURE	2007.12	28	JPY	424,200
S&P 500 FUTURE	2007.12	16	USD	6,132
S&P 500 EMINI FUTURE	2007.12	14	USD	1,077

As of September 30, 2007, the amount paid for future deposit was $111,994 thousand. Outstanding currency option contracts as of September 30, 2007:
Contracts	Rate	Holding Period	Contract Amount (in Thousands)
Buy USD call/NTD put	32.80	2007.09-2007.12	USD	10,000
Sell USD put/NTD call	32.65	2007.09-2007.12	USD	20,000
Buy USD call/NTD put	32.75	2007.09-2007.12	USD	1,750
Sell USD put/NTD call	32.75	2007.09-2007.12	USD	1,750
Buy USD call/NTD put	32.80	2007.09-2007.12	USD	500
Sell USD put/NTD call	32.80	2007.09-2007.12	USD	500
Buy USD call/NTD put	Notes 1 and 3	2007.09-2017.09	USD	2,000
Sell USD put/NTD call	Notes 2 and 3	2007.09-2017.09	USD	4,000

Note 1:	From September 20, 2007, the spot exchange rate is determined as a period biweeky. There are 260 periods totally and the contract amount is US $2,000 thousand each period. If the spot exchange rate is above or at 31.50 at each maturity date, it will be settled at 30.00 USD/NTD from the first period to the 6th period. Starting from the 7th period it will be settled at 30.00 USD/NTD if the exchange rate is between 31.50 (inclusive) to 32.70 (exclusive) at each maturity date, it will be settled at 30.00 USD/NTD.

Note 2	From September 20, 2007, the spot exchange rate is determined as a period biweeky. There are 260 periods totally and the contract amount is US$4,000 thousands each period. If the spot exchange rate is below 31.50 at each maturity date, it will be settled at 31.50 USD/NTD.

Note 3:	The 7th period is starting from December 11, 2007. During the period from the December 11, 2007 to the expiration date of the contract, if exchange rate is at or above 32.70 USD/NTD at any time, the contract will be terminated at that time.

Goldman USD NTD Window KO Option is hybrid instruments. The Company deposited US$3,000 thousand. The spot exchange rate is determined as a period biweekly with 8% annual yield rate. The holding period is from September 2007 to September 2017, which are 260 periods totally. If the exchange rate of USD/NTD is at or above 32.7 at any time, the contract will be terminated.

Net losses arising from financial assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2007 were $987,008 thousand (including realized settlement losses of $120,725 thousand and valuation losses of $866,283 thousand). The Company did not enter into any forward exchange contracts, index future contracts and currency option contracts as of September 30, 2006.

Yuanta Structured Principal Protected Private Placement is an open-end structured principal protected mutual fund. The maturity date is September 28, 2008. On June 28, 2006, the Company sold the contract to a third party and recognized an investment loss of $26,334 thousand.

6.	AVAILABLE-FOR-SALES FINANCIAL ASSETS

	September 30
	2007	2006
Open-end mutual funds	$19,771,582	$13,675,344
Foreign listed stocks	971,178	—
Real estate investment trust fund	256,250	107,400
Listed stocks	153,078	15,842

	$21,152,088	$13,798,586

7.	HELD-TO-MATURITY FINANCIAL ASSETS

September 30, 2007
Collateralized loan obligation	$129,615
Corporate bonds	250,000

379,615
Less: Current portion	57,324

$322,291

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Nine Months Ended September 30
	2007	2006
Balance, beginning of period	$3,535,141	$3,604,605
Provision for doubtful accounts	594,675	465,677
Accounts receivable written off	(612,758)	(603,206)

Balance, end of period	$3,517,058	$3,467,076

9.	OTHER CURRENT MONETARY ASSETS

	September 30
	2007	2006
Tax refund receivable	$3,221,136	$3,221,136
Fixed-Line Fund	1,000,000	—
Hedging derivative financial assets	9,227	—
Other receivable	2,544,361	2,553,114

	$6,774,724	$5,774,250

10.	INVENTORIES, NET

	September 30
	2007	2006
Supplies	$1,601,732	$1,419,002
Work in process	76,856	80,630
Merchandise	294,167	48,445
Materials in transit	817,870	182,105

	2,790,625	1,730,182
Less: Valuation allowance	6,603	—

	$2,784,022	$1,730,182

11.	OTHER CURRENT ASSETS

	September 30
	2007	2006
Prepayments	$2,519,501	$2,285,093
Prepaid rents	624,690	657,936
Miscellaneous	201,949	69,398

	$3,346,140	$3,012,427

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2007		2006
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Listed
Senao International Co., Ltd. (“SENAO”)	$1,189,721	31	$—	—

Non-Listed
Chunghwa Investment Co., Ltd. (“CHI”)	1,001,121	49	965,882	49
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	559,819	40	520,661	40
CHIEF Telecom Inc. (“CHIEF”)	254,774	70	306,566	70
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	291,944	100	—	—
ELTA Technology Co., Ltd. (“ELTA”)	27,075	21	—	—
Spring House Entertainment Inc. (“SHE”)	16,122	30	—	—
New Prospect Investments Holdings Ltd. (B.V.I.) (“NPIH”)	—	100	—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“PAIG”)	—	100	—	100

	2,150,855		1,793,109

	$3,340,576		$1,793,109

The Company invested ELTA Technology Co., Ltd. in April 2007, for a purchase price of $27,455 thousand. ELTA engages mainly in professional on-line and mobile value-added content aggregative services.

The Company invested Senao International Co., Ltd. (“SENAO”) in January 2007, for a purchase price of $1,065,813 thousand. SENAO engages mainly in telecommunication facilities sales.

The Company invested Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in December 2006, for a purchase price of $150,000 thousand. CIYP engages mainly in yellow pages sales and advertisement services. CIYP finished registration on January 2007.

The Company invested Spring House in October 2006, for a purchase price of $22,409 thousand. Spring House engages mainly in network content manufacture broadcasts and information software.

The Company invested CHIEF Telecom Inc. in September 2006, for a purchase price of $310,652 thousand. CHIEF engages mainly in internet communication and internet data center (“IDC”) service.

The Company has established New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in September 2006. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Part of the carrying values of the equity investees and the equity in their net earnings as of and for the nine months ended September 30, 2007 and 2006 are based on unreviewed financial statements. The aggregate carrying values of the equity-accounted investments were $2,237,667 thousand and $1,793,109 thousand as of September 30, 2007 and 2006, respectively. The equity in their net gains were $162,021 thousand and $591 thousand for the nine months ended September 30, 2007 and 2006, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2007		2006
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
iD Branding Ventures (“iDBV”)	75,000	8	—	—
RPTI International (“RPTI”)	71,500	12	71,500	12
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15

	$1,941,280		$1,866,280

The Company invested iDBV on November 13, 2006, for a purchase price of $75,000 thousand. iDBV engages mainly in investment.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER NONCURRENT MONETARY ASSETS

	September 30
	2007	2006
Piping Fund	$1,000,000	$1,000,000
Fixed-Line Fund	—	1,000,000

	$1,000,000	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute a total of $2,000,000 thousand to a Fixed-Line Fund managed by the Ministry of the Interior and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the funds will be proportionally allocated their assets to their contributors. If the balance of the Fixed-Line Fund is not sufficient for its operation, the above three parties will determine when to raise additional funds and the contribution amounts from each party. According to the communication letter (#0960004447) dated August 6, 2007, the Executive Yuan ratified that the Ministry of the Interior (the “Interior”) can dissolve the Fixed-Line Fund effective on or after January 1, 2008. In connection with the dissolution, the Interior will dispose the assets and liabilities related to the Fixed-Line Fund during the final accounting of the fiscal year 2007, therefore, the Company reclassified the Fixed-Line Fund from other noncurrent monetary assets to other current monetary assets.

15.	PROPERTY, PLANT AND EQUIPMENT

	September 30
	2007	2006
Cost
Land	$100,917,029	$101,166,851
Land improvements	1,479,005	1,480,695
Buildings	59,654,629	58,885,494
Machinery and equipment	20,397,271	21,503,972
Telecommunications network facilities	640,909,723	632,376,768
Miscellaneous equipment	1,821,169	1,976,665

Total cost	825,178,826	817,390,445
Revaluation increment on land	5,823,991	5,850,205

	831,002,817	823,240,650

Accumulated depreciation
Land improvements	840,344	795,510
Buildings	14,939,790	14,009,360
Machinery and equipment	16,144,612	16,413,792
Telecommunications network facilities	487,665,240	469,963,875
Miscellaneous equipment	1,589,733	1,721,287

	521,179,719	502,903,824

Construction in progress and advances related to acquisition of equipment	18,871,452	24,015,779

Property, plant and equipment, net	$328,694,550	$344,352,605

Pursuant to the related regulations, the Company revalued its land owned as of April 30, 2000 based on the publicly announced values as of July 1, 1999. These revaluations which were approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity-other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, the Company recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity - other adjustments. As of September 30, 2007, capital surplus from revaluation of land had decreased to $5,824,210 thousand due to disposal of certain revalued lands.

Depreciation on property, plant and equipment for the nine months ended September 30, 2007 and 2006 amounted to $29,051,569 thousand and $30,084,675 thousand, respectively. No interest expense was capitalized for the nine months ended September 30, 2007 and 2006.

16.	ACCRUED EXPENSES

	September 30
	2007	2006
Accrued salary and compensation	$5,819,818	$8,073,034
Accrued franchise fees	1,654,964	1,817,370
Accrued advertisement expenses	2,200	1,376,532
Other accrued expenses	1,922,970	2,382,201

	$9,399,952	$13,649,137

17.	CURRENT PORTION OF LONG-TERM LOANS

	September 30
	2007	2006
Loan from the Fixed-Line Fund	$—	$300,000
Less: Current portion of long-term loans	—	300,000

	$—	$—

The loan amount of $700,000 thousand from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit of $1,000,000 thousand until March 12, 2007, with a restricted lending term of five years. The outstanding principal was payable in three annual installments ($200,000 thousand, $200,000 thousand and $300,000 thousand) starting on March 12, 2005. The Company has totally repaid the amount in March 2007.

18.	OTHER CURRENT LIABILITIES

	September 30
	2007	2006
Advances from subscribers	$4,900,289	$4,798,184
Amounts collected in trust for others	3,288,017	4,272,746
Payables to equipment suppliers	1,239,249	2,371,855
Refundable customers’ deposits	974,690	958,343
Payables to constructors	636,950	503,399
Hedging derivative financial liabilities	767	—
Miscellaneous	2,976,571	1,843,797

	$14,016,533	$14,748,324

19.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation the Company’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share). As of September 30, 2007, the Company issued and outstanding 10,634,629,602 shares, and 2 preferred shares (at $10 par value per share), which are issued and approved by the board of directors on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of the company, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. As of December 31, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of September 30, 2007, the outstanding ADSs were 3,238,433 thousand units (including appropriation and capital stock transferred from capital surplus), which equaled approximately 323,843 thousand common shares and represented 30.45% of the Company’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;

b.	Sell their ADSs; and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus in the following years after privatization; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is a Taiwan’s capital-intensive industry and the Company requires capital expenditures to sustain its competitive position in high-growth market. Thus, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2006 and 2005 earnings of the company have been approved and resolved by the shareholders on June 15, 2007 and May 30, 2006 as follows:

	Appropriation and Distribution		Dividend Per Share
	2006	2005	2006	2005
Legal reserve	$3,998,445	$4,765,288	$—	$—
Reverse for special reserve	1,461	—	—	—
Cash dividends	34,610,885	40,659,617	3.58	4.3
Stock dividends	—	1,891,145	—	0.2
Employee profit sharing - cash	1,256,619	230,057	—	—
Employee profit sharing - stock	—	230,057	—	—
Remuneration to directors and supervisors	35,904	15,337	—	—

The shareholders’ meeting held on June 15, 2007 also resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above proposals have had an effective registration with the Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (SFC). The board of directors resolved the ex-dividend date of aforementioned proposals as August 1, 2007.

In addition, the shareholders’ meeting resolved to reduce capital in the amount of NT$9,667,845 thousand after the aforementioned capital increase is completed and will return the equivalent cash to its shareholders in order to restructure its capital. The company obtained the approval letter from Financial Supervisory Commission, Executive Yuan which stated the effective registration date of capital reduction is October 17, 2007. The Company decided October 19, 2007 as the record date of capital reduction.

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

20.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Nine Months Ended September 30
	2007	2006
Balance, beginning of period	$—	$—
Increase	59,389	192,000
Decrease	—	192,000

Balance, end of period	$59,389	$—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of the Company’s stock issued. The total amount of the shares bought back shall not be more than the amount of retained earnings, premium on capital stock and realized capital reserve.

The shares bought back by the Company in accordance with Securities and Exchange Law of the ROC shall not be pledged. Before transfer, the shareholder’s rights shall not be enjoyed.

In order to maintain its credit and shareholders’ equity, the Company is planning to repurchase treasury stock from August 29, 2007 to October 28, 2007. As of October 18, 2007, Company has repurchased 100,580 thousand shares of treasury stock, for $5,981,929 thousand. In 2006, the Company repurchased treasury stock 192,000 thousand shares, from February 10, 2006 to April 7, 2006, for $11,392,333 thousand. On June 30, 2006, the company cancelled the treasury stock by reducing common stock of $1,920,000 thousand, capital surplus of $4,269,368 thousand and retained earnings of $5,202,965 thousand.

21.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Nine Months Ended September 30, 2007
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,231,319	$6,053,738	$15,285,057
Insurance	450,292	293,090	743,382
Pension	1,316,951	889,895	2,206,846
Other compensation	5,366,725	3,516,334	8,883,059

	16,365,287	10,753,057	27,118,344
Depreciation expense	27,432,270	1,619,299	29,051,569
Amortization expense	647,397	65,949	713,346

	$44,444,954	$12,438,305	$56,883,259

	Nine Months Ended September 30, 2006
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,917,471	$6,237,873	$16,155,344
Insurance	459,921	292,573	752,494
Pension	1,486,445	958,259	2,444,704
Other compensation	5,662,709	3,551,817	9,214,526

	17,526,546	11,040,522	28,567,068
Depreciation expense	28,416,566	1,668,109	30,084,675
Amortization expense	641,310	74,030	715,340

	$46,584,422	$12,782,661	$59,367,083

22.	INCOME TAX

The Income Basic Tax Act (the “IBT Act”), which took effect on January 1, 2006, requires that the income basic tax should be 10% of the sum of the taxable income as calculated in accordance with the Income Tax Act plus tax benefit regulated by the Income Tax Act or other laws. The tax payable of the current year would be the higher of the income basic tax and income tax payable calculated in accordance with the Income Tax Act. The Company has considered the impact of the IBT Act in the determination of the current year’s income tax expense.

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Nine Months Ended September 30
	2007	2006
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$11,999,039	$11,026,005
Add (deduct) tax effect of:
Permanent differences	(380,898)	(138,038)
Temporary differences	790,471	(1,367,396)
Additional tax at 10% on undistributed earnings	8,260	182
Investment tax credits	(1,761,824)	(1,163,833)

Income tax payable	$10,655,048	$8,356,920

b.	Income tax expense consists of the following:

	Nine Months Ended September 30
	2007	2006
Income tax payable	$10,655,048	$8,356,920
Income tax-separated	186,817	100,999
Income tax-deferred	(693,403)	1,364,584
Adjustment of prior years’ income tax	61,293	110,606

	$10,209,755	$9,933,109

c.	Net deferred income tax assets (liabilities) consists of the following:

	September 30
	2007	2006
Current
Deferred income tax assets:
Provision for doubtful receivables	$320,155	$234,839
Valuation loss on financial instruments, net	225,543	—
Unrealized foreign exchange losses	342	36,336
Investment tax credits	—	1,562,913
Other	19,188	46,567

	565,228	1,880,655
Less: Valuation allowance	(320,155)	(234,839)

	$245,073	$1,645,816

Noncurrent deferred income tax assets:
Accrued pension cost	$920,077	$317,746
Losses on impairment	85,866	85,866
Losses on disposal of property, plant and equipment	12,970	—

	$1,018,913	$403,612

d.	The related information under the Integrated Income Tax System is as follows:

	September 30
	2007	2006
Balance of Imputation Credit Account (ICA)	$83,684	$65,269

The actual ICA rate for the year ended December 31, 2006 and 2005 were 24.42% and 6.97%, respectively.

f.	Undistributed earnings information

As of September 30, 2007 and 2006, the Company’s undistributed earnings generated in June 30, 1998 and onward was zero.

Income tax returns through the year ended December 31, 2004 had been examined by the tax authorities.

23.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- Average Number of Common	Net Income per Share (Dollars)
	Income Before Income Tax	Net Income	Shares Outstanding (Denominator)	Income Before Income Tax	Net Income
Nine months ended
September 30, 2007

Net income
Basic net income per share	$47,996,197	$37,786,442	10,629,909	$4.52	$3.55

Diluted net income per share	$47,986,582	$37,776,827	10,629,909	$4.51	$3.55

Nine months ended
September 30, 2006

Net income
Basic net income per share	$44,104,061	$34,170,952	10,683,151	$4.13	$3.20

The diluted net income per share for the nine months ended September 30, 2007 has effective of dilution due to issuing employee stock options by SENAO.

The impact of transferring to common capital stock out of capital surplus was considered in calculating basic net income per share for 2006. The basic EPS before income tax and the basic EPS after income tax in 2006 are restated from $4.54 to $4.13 and from $3.52 to $3.20, respectively

24.	PENSION PLAN

The Company completed privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises (the “Privatization Fund”). After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises under the Executive Yuan. However, according to the instructions of MOTC, the Company would, on behalf of the MOTC pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization. On August 7, 2006, the Company transferred the remaining balance of fund to the Privatization Fund.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Company contributes 6% of each employee’s monthly salary per month beginning July 1, 2005.

After privatization, the pension plan in accordance with the Labor Standards Law is considered as a defined benefit plan. The payments of pension are subject to the service periods and average salaries of six months of employees prior to retirement. The pension assets is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company which had combined with the Bank of Taiwan on July 1, 2007.

The balance of the Company’s plan assets subject to defined benefit plan were $2,609,668 thousand and $2,575,901 thousand as of September 30, 2007 and 2006, respectively.

Pension costs amounted to $2,291,856 thousand ($2,244,312 thousand subject to defined benefit plan and $47,544 thousand subject to defined contribution plan) and $2,553,963 thousand ($2,518,480 thousand subject to defined benefit plan and $35,483 thousand subject to defined contribution plan) for the nine months ended September 30, 2007 and 2006, respectively.

25.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of the Company’s customers, held significant equity interest in the Company. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-accounted investee
Spring House Entertainment Inc.(“SHE”)	Equity-accounted investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-accounted investee
Chunghwa System Integration Co., Ltd. (“CSI”)	Subsidiary of equity - accounted investee
Chunghwa Precision Test Technical Co., Ltd (“CHPT”)	Subsidiary of equity - accounted investee
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of equity - accounted investee

b.	Significant transactions with the above related parties are summarized as follows:

	September 30
	2007		2006
	Amount	%	Amount	%
1) Receivables from related parties

Trade notes receivable, accounts receivable and other receivable
SENAO	$321,304	88	$—	—
CHIEF	20,465	6	—	—
CHTG	16,780	5	30,868	100
Others	5,081	1	—	—

	$363,630	100	$30,868	100

2) Payables to related parties

Trade notes payable, accounts payable and accrued expenses
SENAO	$499,513	40	$—	—
CSI	150,948	12	82,848	27
TISE	56,554	5	221,138	73
CHTG	9,829	1	—	—
Others	6,353	1	—	—

	723,197	59	303,986	100

Payable to construction supplier
TISE	77,577	6	—	—

Amounts collected in trust for others
SENAO	434,143	35	—	—
Others	3,631	—	—	—

	437,774	35	—	—

	$1,238,548	100	$303,986	100

	Nine Months Ended September 30
	2007		2006
	Amount	%	Amount	%
3) Revenues

SENAO	$696,252	1	$—	—
CHIEF	132,879	—	—	—
CHTG	60,627	—	82,780	—
Others	34,808	—	12,265	—

	$924,566	1	$95,045	—

4) Operating costs and expenses

SENAO	$3,407,309	5	$—	—
CSI	398,830	1	250,443	—
TISE	269,232	—	298,838	—
CHIEF	49,292	—	—	—
CHTG	49,076	—	79,580	—
ELTA	39,594	—	—	—
Others	5,558	—	—	—

	$4,218,891	6	$628,861	—

5) Acquisition of properties

TISE	$538,729	4	$437,152	2
CSI	223,289	1	42,935	—
CHTG	35,292	—	877	—
SENAO	203	—	—	—

	$797,513	5	$480,964	2

Except part transaction prices of SENAO and CHIEF were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.

26.	COMMITMENTS AND CONTINGENT LIABILITIES

As of September 30, 2007, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of buildings of $1,078,552 thousand.

b.	Acquisitions of telecommunications equipment of $18,865,580 thousand.

c.	Unused letters of credit of approximately $838,795 thousand.

d.	Contracts to print billing, envelopes and telephone directories of approximately $228,028 thousand.

e.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Rental Amount
2007 (form October 1, 2007 to December 31, 2007)	$318,061
2008	1,109,075
2009	839,204
2010	541,864
2011 and thereafter	615,416

f.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996. When the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand after getting the notification from the Taipei City Government.

g.	A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of the Company’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District Court. As of October 18, 2007, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

27.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments were as follows:

	September 30
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$54,079,967	$54,079,967	$40,475,668	$40,475,668
Financial assets at fair value through profit or loss	227,014	227,014	—	—
Available-for-sale financial assets	21,152,088	21,152,088	13,798,586	13,798,586
Held-to-maturity financial assets - current	57,324	57,324	—	—
Trade notes and accounts receivable, net	12,133,650	12,133,650	11,952,355	11,952,355
Receivable from related parties	363,630	363,630	30,868	30,868
Other current monetary assets	6,774,724	6,774,724	5,774,250	5,774,250
Investments accounted for using equity method	3,340,576	5,776,387	1,793,109	1,926,712
Financial assets carried at cost	1,941,280	1,941,280	1,866,280	1,866,280
Held-to-maturity financial assets - noncurrent	322,291	322,291	—	—
Other noncurrent monetary assets	1,000,000	1,000,000	2,000,000	2,000,000
Refundable deposits	1,345,874	1,345,874	1,554,194	1,554,194

(Continued)

	September 30
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities
Financial liabilities at fair value through profit or loss	$904,144	$904,144	$—	$—
Trade notes and accounts payable	7,289,690	7,289,690	7,138,056	7,138,056
Payables to related parties	1,238,548	1,238,548	303,986	303,986
Accrued expenses	9,399,952	9,399,952	13,649,137	13,649,137
Current portion of long-term loans	—	—	300,000	300,000
Customers’ deposits	6,320,298	6,320,298	6,589,143	6,589,143

(Concluded)

b.	Methods and assumptions used in the determination of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial assets at fair value through profit and loss have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the financial assets are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters.

3)	Long-term investments are based on the net asset values of the investments in investees, if quoted market prices are not available.

c.	Fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	September 30		September 30
	2007	2006	2007	2006
Assets
Financial assets measured at fair value through profit or loss	$115,020	$—	$—	$—
Available-for-sale financial assets	21,152,088	13,798,586	—	—
Hedging derivative financial assets (classified as other current monetary assets)	9,227	—	—	—
Liabilities
Financial liabilities at fair value through profit or loss	108,263	—	795,881	—
Hedging derivative financial liabilities (classified as other current liabilities)	767	—	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, open forward exchange contracts and currency option contracts exposed to fair value risk and cash flow risk.

The fluctuations of market price would result in the index future contracts exposed to fair value risk and cash flow risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions and business organizations. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

The Company engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

The Company entered into forward exchange contracts is mainly to hedge the fluctuation of beneficiary certificate valuating by foreign currency in exchange rates, which is fair value hedge. The transaction was assessed effectiveness for the nine months ended September 30, 2007, we regard it as highly effective.

Outstanding forward exchange contracts of hedging as of September 30, 2007:

	Currency	Holding Period	Contract Amount (in Thousands)
September 30, 2007

Sell	USD/NTD	2007.08-2007.10	USD 10,000
	USD/NTD	2007.08-2007.10	USD 10,000
	USD/NTD	2007.08-2007.11	USD 7,000
	USD/NTD	2007.09-2007.12	USD 6,000
	USD/NTD	2007.07-2007.10	USD 5,000
	USD/NTD	2007.08-2007.11	USD 5,000
	USD/NTD	2007.08-2007.11	USD 5,000

(Continued)

Currency	Holding Period	Contract Amount (in Thousands)

USD/NTD	2007.07-2007.10	USD 3,000

USD/NTD	2007.07-2007.11	USD 3,000

USD/NTD	2007.07-2007.11	USD 3,000

USD/NTD	2007.08-2007.11	USD 3,000

USD/NTD	2007.09-2007.12	USD 3,000

USD/NTD	2007.09-2007.12	USD 3,000

USD/NTD	2007.09-2007.12	USD 3,000

USD/NTD	2007.07-2007.10	USD 2,000

(Concluded)

As of September 30, 2007, the forward exchange contract was measured at fair value of $9,227 thousand (classified as other current monetary assets) and $767 thousand (classified as other current liabilities).

According to the regulations of Securities and Futures Bureau, the Company should disclose the derivative transactions of the Company’s investees, SENAO, which was as follows:

1)	Holding period and contract amounts

SENAO entered into a forward exchange contract for the nine months ended September 30, 2007 to reduce the exposure to foreign currency risk.

Outstanding forward exchange contracts as of September 30, 2007:

	Currency	Holding Period	Contract Amount (in Thousands)
September 30, 2007

Sell	USD/NTD	2007.09-2007.10	USD 5,322

2)	Market risk

SENAO engaged in financial assets and liabilities at fair value through profit or loss which are mainly domestic open-end mutual fund and convertible bonds. Therefore, the market risk is the fluctuations of the market price. In order to manage this risk, SENAO would assess the risk before investing, therefore, no material market risk are anticipated. SENAO uses forward contracts to hedge the fluctuations of adverse exchange rate on foreign currency assets and liabilities. The gain and loss from the fluctuation of exchange rate under forward contracts was offset by that of the hedged assets or liabilities. Therefore, the market risk was not significant.

3)	Credit risk

Financial assets represents the potential loss that would be incurred by SENAO if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The maximum credit risk amount of all kinds of financial instruments is equal to its book value.

4)	Liquidation risk

SENAO’s investments in domestic open-end mutual fund and convertible bonds are publicly-traded, easily converted to cash. Therefore, no material cash flow risks are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk would be anticipated. SENAO uses forward contracts to hedge the fluctuations of adverse exchange rate on foreign currency assets and liabilities. There will be corresponding cash inflows or outflows upon maturity dates, and SENAO has sufficient cash flow and operating capital to meet the cash demand, thus; there shall be no risk on raising capital. In addition, the exchange rates in the forward contracts are fixed; therefore, there is no significant risk of cash flow.

28.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 6.

j.	Financial transaction: Please see Notes 5 and 27.

k.	Investment in Mainland China: None.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2007						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,074 (Note 1)		$1,189,721	31		$3,518,171	Note 5
		Chunghwa Investment Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	98,000		1,001,121	49		1,001,121	Note 2
		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	1,760		559,819	40		731,638	Note 2
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	27,791 (Note 7)		254,774	70		208,899	Note 2
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		291,944	100		291,944	Note 2
		Spring House Entertainment Inc.	Equity-accounted investee	Investments accounted for using equity method	2,016		16,122	30		1,516	Note 2
		ELTA Technology Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	2,586		27,075	21		23,098	Note 2
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	( US$	— 1)	100	( US$	— 1)	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	( US$	— 1)	100	( US$	— 1)	Note 3
		Taipei Financial Center	—	Financial assets carried at cost	288,211		1,789,530	12		1,477,772	Note 2
		RPTI International	—	Financial assets carried at cost	9,234		71,500	12		67,766	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500		75,000	8		74,262	Note 2
		Siemens Telecommunication Systems	—	Financial assets carried at cost	75		5,250	15		192,750	Note 2
		Oriental Union Chemical Corporation	—	Available-for-sale financial assets	306		6,113	—		12,240	Note 5
		ZyXEL Communications Corporation	—	Available-for-sale financial assets	207		8,136	—		12,258	Note 5
		Taiwan Life Insurance	—	Available-for-sale financial assets	156		5,587	—		8,810	Note 5
		Mega Financial Holding Co., Ltd.	—	Available-for-sale financial assets	5,800		119,781	—		119,770	Note 5
		ABBOTT LABORATORIES COM NPV	—	Available-for-sale financial assets	4		5,377	—		6,116	Note 5
		ACERINOX SA EUR0.25	—	Available-for-sale financial assets	10		7,010	—		9,532	Note 5
		AGGREKO PLC ORD	—	Available-for-sale financial assets	15		3,332	—		5,613	Note 5
		AIR FRANCE-KLM EUR8.50	—	Available-for-sale financial assets	6		5,879	—		6,922	Note 5
		AIR PRODUCTS & CHEMICALS INC COM	—	Available-for-sale financial assets	2		5,728	—		7,463	Note 5
		AISIN SEIKI CO LTD	—	Available-for-sale financial assets	3		3,635	—		4,150	Note 5
		ALLIANZ SE-REG NPV (REGD) (VINKULIERT)	—	Available-for-sale financial assets	1		6,895	—		9,084	Note 5
		ALLIED IRISH BANKS PLC ORD EUR0.32	—	Available-for-sale financial assets	10		9,050	—		7,485	Note 5
		ALSTOM	—	Available-for-sale financial assets	1		4,433	—		8,259	Note 5
		AMADA CO LTD	—	Available-for-sale financial assets	9		3,357	—		3,265	Note 5
		AMERICAN EXPRESS CO COM USD0.20	—	Available-for-sale financial assets	3		5,707	—		5,296	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		AMERICAN INTERNATIONAL GROUP COM USD2.50	—	Available-for-sale financial assets	2	$5,468	—	$5,508	Note 5
		APPLE COMPUTER INC COM STK NPV	—	Available-for-sale financial assets	1	3,911	—	7,208	Note 5
		ARM HOLDINGS PLC ORD GBP0.0005	—	Available-for-sale financial assets	65	4,726	—	6,559	Note 5
		ASML HOLDING NV EUR0.02	—	Available-for-sale financial assets	9	6,835	—	9,655	Note 5
		BANCO ESPIRITO SANTO-REG EUR5	—	Available-for-sale financial assets	10	6,681	—	7,155	Note 5
		BANCO SANTANDER SA BANCO SANTANDER SA	—	Available-for-sale financial assets	13	6,832	—	8,311	Note 5
		BARCLAYS ORD GBP0.25	—	Available-for-sale financial assets	11	4,692	—	4,224	Note 5
		BAXTER INTERNATIONAL INC COM USD1	—	Available-for-sale financial assets	3	5,628	—	5,868	Note 5
		BECTON DICKINSON & CO COM	—	Available-for-sale financial assets	2	5,707	—	6,531	Note 5
		BHP BILLITON PLC USD0.50	—	Available-for-sale financial assets	7	4,691	—	8,453	Note 5
		BMC SOFTWARE INC COM	—	Available-for-sale financial assets	5	5,573	—	5,408	Note 5
		BOUYGUES EUR1	—	Available-for-sale financial assets	3	8,404	—	8,402	Note 5
		BP PLC ORD USD0.25	—	Available-for-sale financial assets	16	5,964	—	6,098	Note 5
		BT GROUP PLC SHS	—	Available-for-sale financial assets	27	4,783	—	5,536	Note 5
		BULGARI SPA EUR0.07	—	Available-for-sale financial assets	16	8,337	—	8,374	Note 5
		BURBERRY GROUP PLC ORD GBP0.0005	—	Available-for-sale financial assets	14	4,774	—	5,876	Note 5
		BUSINESS OBJECTS EUR0.10	—	Available-for-sale financial assets	6	8,012	—	8,905	Note 5
		CAPITA GROUP PLC ORD GBP0.02066667	—	Available-for-sale financial assets	12	5,005	—	5,522	Note 5
		CARPHONE WAREHOUSE GROUP SHS	—	Available-for-sale financial assets	26	5,782	—	6,028	Note 5
		CENTRICA ORD GBP0.061728395	—	Available-for-sale financial assets	23	5,525	—	5,698	Note 5
		CHEVRON CORP COM USD0.75	—	Available-for-sale financial assets	2	4,166	—	6,119	Note 5
		COGNIZANT TECH SOLUTIONS-A COM CL’A’USD0.01	—	Available-for-sale financial assets	2	5,712	—	5,907	Note 5
		CONAGRA FOODS INC COM	—	Available-for-sale financial assets	6	5,749	—	5,495	Note 5
		COOPER INDS LTD CL A	—	Available-for-sale financial assets	4	5,522	—	6,512	Note 5
		CREDIT AGRICOLE SA EUR3	—	Available-for-sale financial assets	7	9,241	—	8,256	Note 5
		CRH PLC ORD EUR0.32	—	Available-for-sale financial assets	5	7,744	—	6,940	Note 5
		DAIKIN INDUSTRIES LTD	—	Available-for-sale financial assets	3	3,591	—	5,000	Note 5
		DAILY MAIL&GENERAL TST-A NV ‘A’ORD (NON-VTG) GBP0.125	—	Available-for-sale financial assets	10	4,859	—	4,046	Note 5
		DAITO TRUST CONSTRUCT CO LTD	—	Available-for-sale financial assets	3	4,407	—	4,226	Note 5
		DARDEN RESTAURANTS INC COM	—	Available-for-sale financial assets	4	6,050	—	5,994	Note 5
		DE LA RUE PLC ORD GBP0.297619	—	Available-for-sale financial assets	11	4,747	—	5,512	Note 5
		DELL INC-T COM USD0.01	—	Available-for-sale financial assets	7	6,182	—	6,294	Note 5
		DEUTSCHE BOERSE AG NPV (REGD)	—	Available-for-sale financial assets	2	6,493	—	9,696	Note 5
		DEXIA SA NPV	—	Available-for-sale financial assets	8	8,579	—	8,040	Note 5
		EBAY INC COM	—	Available-for-sale financial assets	5	5,728	—	6,658	Note 5
		EMERSON ELECTRIC CO COM USD0.50	—	Available-for-sale financial assets	4	5,477	—	6,877	Note 5
		ENEL	—	Available-for-sale financial assets	23	6,795	—	8,342	Note 5
		EPCOS AG ORD NPV	—	Available-for-sale financial assets	11	8,165	—	7,121	Note 5
		EQUIFAX INC COM	—	Available-for-sale financial assets	4	6,312	—	5,465	Note 5
		FANUC LTD	—	Available-for-sale financial assets	1	3,534	—	3,970	Note 5
		FIRSTGROUP PLC	—	Available-for-sale financial assets	14	4,763	—	6,464	Note 5
		FOMENTO DE CONSTRUC Y CONTRA	—	Available-for-sale financial assets	3	8,166	—	7,547	Note 5
		FORTIS EUR1 SUB RIGHTS 09/10/07	—	Available-for-sale financial assets	6	1,524	—	1,093	Note 5
		FORTIS NPV	—	Available-for-sale financial assets	6	7,144	—	6,066	Note 5
		FUGRO NV-CVA EUR0.05	—	Available-for-sale financial assets	3	4,347	—	8,667	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		FUJIFILM HOLDINGS CORP	—	Available-for-sale financial assets	3	$4,090	—	$4,351	Note 5
		GENERAL MILLS INC GENERAL MILLS INC	—	Available-for-sale financial assets	3	5,465	—	5,651	Note 5
		GILEAD SCIENCES INC COM	—	Available-for-sale financial assets	5	5,569	—	6,690	Note 5
		GLAXOSMITHKLINE PLC ORD GBP0.25	—	Available-for-sale financial assets	3	2,696	—	2,613	Note 5
		GLORY LTD NPV	—	Available-for-sale financial assets	4	2,565	—	4,500	Note 5
		GOLDMAN SACHS GROUP IN COM	—	Available-for-sale financial assets	1	5,506	—	6,758	Note 5
		GOOGLE INC-CL A CL A	—	Available-for-sale financial assets	0	5,594	—	7,633	Note 5
		HANKYU DEPARTMENT STORES	—	Available-for-sale financial assets	13	3,408	—	3,486	Note 5
		HBOS PLC ORD GBP0.25	—	Available-for-sale financial assets	7	4,941	—	4,151	Note 5
		HEINEKEN NV ORD NR	—	Available-for-sale financial assets	5	6,786	—	9,738	Note 5
		HEINZ H J CO COM	—	Available-for-sale financial assets	4	5,485	—	6,033	Note 5
		HITACHI CONSTRUCTION MACHINE	—	Available-for-sale financial assets	4	3,252	—	4,805	Note 5
		HOME RETAIL GROUP ORD NPV	—	Available-for-sale financial assets	19	5,588	—	4,774	Note 5
		INBEV NV NPV	—	Available-for-sale financial assets	3	5,891	—	9,665	Note 5
		INDITEX REG SHS	—	Available-for-sale financial assets	4	6,824	—	9,804	Note 5
		ING GROEP NV CVA EUR0.24	—	Available-for-sale financial assets	4	5,299	—	5,805	Note 5
		INPEX HOLDINGS INC COM STK JPY1	—	Available-for-sale financial assets	0	3,652	—	4,667	Note 5
		INTL BUSINESS MACHINES CORP COM STK USD0.20	—	Available-for-sale financial assets	2	5,669	—	6,774	Note 5
		JFE HOLDINGS INC NPV	—	Available-for-sale financial assets	2	3,248	—	4,020	Note 5
		KAWASAKI KISEN KAISHA LTD NPV	—	Available-for-sale financial assets	11	2,448	—	5,243	Note 5
		KOMATSU LTD NPV	—	Available-for-sale financial assets	4	3,450	—	4,580	Note 5
		KONE OYJ NPV ORD ‘B’	—	Available-for-sale financial assets	4	8,744	—	8,989	Note 5
		KROGER CO COM	—	Available-for-sale financial assets	7	6,140	—	6,226	Note 5
		KURITA WATER INDUSTRIES LTD	—	Available-for-sale financial assets	4	4,077	—	4,297	Note 5
		KYOCERA CORP ORD	—	Available-for-sale financial assets	1	3,382	—	3,651	Note 5
		KYOWA HAKKO KOGYO CO LTD	—	Available-for-sale financial assets	14	4,638	—	4,679	Note 5
		LEHMAN BROS HLDGS INC COM	—	Available-for-sale financial assets	3	7,206	—	6,229	Note 5
		LOCKHEED MARTIN CORP COM	—	Available-for-sale financial assets	2	5,498	—	6,786	Note 5
		M.A.N AG ORD	—	Available-for-sale financial assets	2	5,342	—	8,880	Note 5
		MARKS & SPENCER PLC ORD GBP0.25	—	Available-for-sale financial assets	12	4,761	—	4,709	Note 5
		MARRIOTT INTERNATIONAL-CL A COM USD0.01 CLASS ‘A’	—	Available-for-sale financial assets	4	5,532	—	5,886	Note 5
		MCDONALD’S CORP COM USD0.01	—	Available-for-sale financial assets	4	5,474	—	7,453	Note 5
		MERCK & CO. INC. COM USD0.01	—	Available-for-sale financial assets	3	5,758	—	5,588	Note 5
		METLIFE INC COM	—	Available-for-sale financial assets	3	5,539	—	6,734	Note 5
		MICHAEL PAGE INTERNATIONAL ORD GBP0.01	—	Available-for-sale financial assets	16	4,984	—	4,465	Note 5
		MITSUBISHI CORP ORD	—	Available-for-sale financial assets	5	2,724	—	4,936	Note 5
		MITSUI & CO LTD ORD	—	Available-for-sale financial assets	6	4,070	—	4,730	Note 5
		MITSUI FUDOSAN CO LTD	—	Available-for-sale financial assets	5	3,632	—	4,506	Note 5
		MITSUI O.S.K. LINES LTD	—	Available-for-sale financial assets	9	4,130	—	4,732	Note 5
		MUENCHENER RUECKVER AG-REG NPV (REGD)	—	Available-for-sale financial assets	1	6,803	—	8,100	Note 5
		NATIONAL BANK OF GREECE EUR4.80 (REGD)	—	Available-for-sale financial assets	4	7,488	—	8,943	Note 5
		NATIONAL SEMICONDUCTOR	—	Available-for-sale financial assets	7	6,205	—	6,291	Note 5
		NATIONAL-OILWELL VARCO INC COM USD0.01	—	Available-for-sale financial assets	1	4,077	—	6,247	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		NEOPOST SA EUR1	—	Available-for-sale financial assets	2	$7,143	—	$7,941	Note 5
		NEXT PLC ORD GBP0.10	—	Available-for-sale financial assets	4	5,498	—	5,535	Note 5
		NIKON CORP	—	Available-for-sale financial assets	4	2,613	—	4,464	Note 5
		NIPPON MINING HOLDINGS INC NPV	—	Available-for-sale financial assets	16	3,475	—	5,054	Note 5
		NIPPON STEEL CORP	—	Available-for-sale financial assets	17	2,312	—	3,972	Note 5
		NOKIA OYJ EUR0.06	—	Available-for-sale financial assets	7	6,824	—	8,665	Note 5
		NOMURA RESEARCH INSTITUTE IN	—	Available-for-sale financial assets	4	3,944	—	4,198	Note 5
		NORTHROP GRUMMAN CORP COM	—	Available-for-sale financial assets	2	5,701	—	6,007	Note 5
		NVIDIA CORP COM	—	Available-for-sale financial assets	6	4,871	—	7,559	Note 5
		OLYMPUS CORP SHS JPY	—	Available-for-sale financial assets	3	3,018	—	4,001	Note 5
		OMNICOM GROUP INC COM	—	Available-for-sale financial assets	4	6,257	—	5,872	Note 5
		OMRON CORPORATION	—	Available-for-sale financial assets	5	4,138	—	4,209	Note 5
		OMV AG AKT	—	Available-for-sale financial assets	4	8,506	—	7,752	Note 5
		ORACLE CORP COM	—	Available-for-sale financial assets	9	5,522	—	6,568	Note 5
		PALL CORP COM USD0.10	—	Available-for-sale financial assets	4	4,532	—	5,223	Note 5
		PEPSI BOTTLING GROUP I COM	—	Available-for-sale financial assets	5	5,776	—	6,206	Note 5
		PPR eur4	—	Available-for-sale financial assets	1	7,249	—	8,600	Note 5
		PRUDENTIAL FINANCIAL INC COM USD0.01	—	Available-for-sale financial assets	2	5,705	—	5,408	Note 5
		PUBLIC SVC ENTERPRISE COM	—	Available-for-sale financial assets	2	5,383	—	6,152	Note 5
		QUAL COMM INC COM COM STK	—	Available-for-sale financial assets	4	5,387	—	5,266	Note 5
		RECKITT BENCKISER ORD GBP0.105263 ORD GBP0.105263	—	Available-for-sale financial assets	3	4,783	—	6,289	Note 5
		RICOH COMPANY LIMITED NPV	—	Available-for-sale financial assets	6	4,082	—	4,119	Note 5
		ROCKWELL COLLINS COM	—	Available-for-sale financial assets	3	5,524	—	7,125	Note 5
		ROYAL DUTCH SHELL PLC-A SHS ‘A’SHS EUR0.07 (UK LIST)	—	Available-for-sale financial assets	6	6,724	—	8,526	Note 5
		ROYAL DUTCH SHELL PLC-A SHS ‘A’SHS EUR0.07 (UK LIST)	—	Available-for-sale financial assets	6	6,851	—	7,587	Note 5
		SCHLUMBERGER LTD COM USD0.01	—	Available-for-sale financial assets	2	4,154	—	7,379	Note 5
		SCHWAB (CHARLES) CORP COM STK USD0.01	—	Available-for-sale financial assets	9	6,314	—	6,464	Note 5
		SCOR SE EUR7.876972 (POST CONSOLIDATION)	—	Available-for-sale financial assets	10	8,392	—	8,458	Note 5
		SCOT + STHN ENERGY ORD GBP0.50	—	Available-for-sale financial assets	6	4,768	—	5,720	Note 5
		SES FDR FDR EACH REP 1 ‘A’ NPV	—	Available-for-sale financial assets	13	8,771	—	9,767	Note 5
		SHIN ETSU CHEMICAL CO LTD JPY50	—	Available-for-sale financial assets	2	3,286	—	3,589	Note 5
		SHISEIDO CO LTD ORD	—	Available-for-sale financial assets	6	4,327	—	4,323	Note 5
		SOLVAY SA NPV NPV	—	Available-for-sale financial assets	2	6,705	—	7,188	Note 5
		SONY CORP COM NPV	—	Available-for-sale financial assets	2	3,274	—	3,347	Note 5
		STANDARD CHARTERED PLC ORD USD0.50	—	Available-for-sale financial assets	5	5,884	—	5,703	Note 5
		STANLEY ELECTRIC CO LTD	—	Available-for-sale financial assets	5	3,482	—	4,226	Note 5
		SUMITOMO CORPORATION	—	Available-for-sale financial assets	8	3,435	—	5,018	Note 5
		SUMITOMO ELECTRIC INDS ORD	—	Available-for-sale financial assets	8	4,071	—	4,291	Note 5
		SUMITOMO HEAVY IND NPV	—	Available-for-sale financial assets	11	3,391	—	4,596	Note 5
		SUMITOMO METAL MINING CO LTD	—	Available-for-sale financial assets	6	2,386	—	4,730	Note 5
		TELEFONICA SA EUR1	—	Available-for-sale financial assets	9	8,412	—	8,499	Note 5
		TERUMO CORPORATION	—	Available-for-sale financial assets	3	3,361	—	4,261	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		THERMO FISHER SCIENTIFIC INC COM USD1	—	Available-for-sale financial assets	3	$5,633	—	$6,159	Note 5
		THYSSENKRUPP AG NPV NPV	—	Available-for-sale financial assets	5	4,937	—	9,368	Note 5
		TOKYO ELECTRON LTD NPV	—	Available-for-sale financial assets	1	3,509	—	2,880	Note 5
		TOSHIBA CORP npv	—	Available-for-sale financial assets	16	3,104	—	4,728	Note 5
		TOYOTA MTR COM	—	Available-for-sale financial assets	2	3,243	—	3,256	Note 5
		UMICORE UMICORE	—	Available-for-sale financial assets	1	5,207	—	8,394	Note 5
		UNITED BUSINESS MEDIA PLC ORD GBP0.338068	—	Available-for-sale financial assets	11	5,497	—	4,898	Note 5
		VEDANTA RESOURCES PLC ORD USD0.10	—	Available-for-sale financial assets	4	4,180	—	5,039	Note 5
		VINCI EUR2.50 (POST SUBDIVISION)	—	Available-for-sale financial assets	4	6,809	—	9,484	Note 5
		VODAFONE GROUP PLC ORD USD0.11428571	—	Available-for-sale financial assets	20	1,674	—	2,304	Note 5
		WALGREEN CO USD0.078125	—	Available-for-sale financial assets	4	5,706	—	5,922	Note 5
		WASTE MGMT INC DEL COM	—	Available-for-sale financial assets	5	5,430	—	5,608	Note 5
		WATERS CORPORATION COM STK USD0.01	—	Available-for-sale financial assets	3	5,712	—	6,798	Note 5
		WELLPOINT INC COMMON	—	Available-for-sale financial assets	2	5,460	—	5,541	Note 5
		WHITBREAD PLC ORD GBP0.76797385	—	Available-for-sale financial assets	5	5,483	—	5,512	Note 5
		XSTRATA PLC ORD USD0.50	—	Available-for-sale financial assets	3	4,691	—	6,975	Note 5
		YAKULT HONSHA CO LTD NPV	—	Available-for-sale financial assets	5	3,574	—	3,399	Note 5
		ZIMMER HOLDING COM USD0.01	—	Available-for-sale financial assets	2	5,642	—	5,454	Note 5

		Beneficiary certificates (mutual fund)
		Fubon Global Reit Fund	—	Available-for-sale financial assets	11,000	110,000	—	121,660	Note 4
		HSBC Trinity Balanced Fund	—	Available-for-sale financial assets	9,580	100,000	—	113,357	Note 4
		Polaris Global Reits Fund	—	Available-for-sale financial assets	16,018	200,000	—	209,194	Note 4
		JF (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	19,807	250,000	—	276,777	Note 4
		JF (Taiwan) Pacific Balanced Fund	—	Available-for-sale financial assets	10,000	100,000	—	116,933	Note 4
		SKIT Strategy Balanced Fund	—	Available-for-sale financial assets	47,979	559,554	—	568,861	Note 4
		Fuh-Hwa Heirloon No. 2 Balanced Fund	—	Available-for-sale financial assets	17,750	250,000	—	301,216	Note 4
		HSBC Taiwan Safe & Rich Fund	—	Available-for-sale financial assets	11,116	220,000	—	254,557	Note 4
		Capital Assets Allocation Fund	—	Available-for-sale financial assets	29,881	450,000	—	508,212	Note 4
		JF (Taiwan) Balanced Fund	—	Available-for-sale financial assets	2,875	50,000	—	61,041	Note 4
		PCA Balanced Fund	—	Available-for-sale financial assets	16,550	300,000	—	342,083	Note 4
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	11,781	150,000	—	162,902	Note 4
		Allianz Global Investors Target 2020 Fund	—	Available-for-sale financial assets	5,731	70,000	—	73,006	Note 4
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	30,510	350,000	—	364,285	Note 4
		Capital Stable Value Fund	—	Available-for-sale financial assets	3,931	50,000	—	51,683	Note 4
		SKIT Fortune Balanced Fund	—	Available-for-sale financial assets	6,097	100,000	—	94,036	Note 4
		Capital Asset Manager Income	—	Available-for-sale financial assets	11,285	200,000	—	206,315	Note 4
		Grand Cathay Balanced Fund	—	Available-for-sale financial assets	2,152	50,000	—	50,193	Note 4
		Yuan Ta Duo Fu	—	Available-for-sale financial assets	966	50,000	—	48,115	Note 4
		Yuan Ta Duo Duo	—	Available-for-sale financial assets	1,809	50,000	—	46,889	Note 4
		Yuan Ta New-Mainstream	—	Available-for-sale financial assets	1,995	50,000	—	48,045	Note 4
		JF (Taiwan) Wealth Management Fund	—	Available-for-sale financial assets	6,553	70,000	—	81,785	Note 4
		HSBC Global Balanced Select Fund	—	Available-for-sale financial assets	15,725	200,000	—	212,396	Note 4
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	18,662	250,000	—	261,636	Note 4
		ING CHB Tri-Gold Balanced Portfolio	—	Available-for-sale financial assets	11,740	150,000	—	166,480	Note 4
		PCA Quality-Quantity Fund	—	Available-for-sale financial assets	20,738	250,000	—	259,355	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Cathay Global Balanced Fund of Funds	—	Available-for-sale financial assets	16,810	$200,000	—	$209,616	Note 4
		Primasia S&P Global Fixed Income Fund	—	Available-for-sale financial assets	7,393	80,000	—	80,672	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,089	200,000	—	204,365	Note 4
		HSBC European Stars Fund	—	Available-for-sale financial assets	10,375	200,000	—	213,775	Note 4
		Fuh-Hwa Olympic Global Fund	—	Available-for-sale financial assets	17,613	200,000	—	205,726	Note 4
		Cathay Global Conservative Fund of Funds	—	Available-for-sale financial assets	22,719	250,000	—	254,238	Note 4
		IBT Global Growth Portfolio Fund	—	Available-for-sale financial assets	3,900	50,000	—	50,897	Note 4
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	7,654	100,000	—	104,790	Note 4
		AIG Flagship Global Growth Fund of Funds	—	Available-for-sale financial assets	16,372	250,000	—	248,035	Note 4
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	148,433	Note 4
		ING Global Dynamic Portfolio	—	Available-for-sale financial assets	8,104	100,000	—	102,269	Note 4
		Jih Sun Mortgage Backed Securities Fund	—	Available-for-sale financial assets	20,305	200,000	—	199,622	Note 4
		IBT 101 Global Mortgage Securitization Fund	—	Available-for-sale financial assets	4,716	50,000	—	49,943	Note 4
		Jih Sun Navigation No. 1 Fund	—	Available-for-sale financial assets	5,000	50,050	—	51,150	Note 4
		Fuh-Hwa Home Run Fund	—	Available-for-sale financial assets	9,977	100,000	—	102,990	Note 4
		Fuh-Hwa Total Return Fund	—	Available-for-sale financial assets	9,872	100,000	—	104,047	Note 4
		Fuh-Hwa Elite Angel Fund	—	Available-for-sale financial assets	947	10,000	—	11,004	Note 4
		SKIT Strategy Balanced Fund III	—	Available-for-sale financial assets	2,893	30,000	—	30,409	Note 4
		SKIT Strategy Balanced Fund V	—	Available-for-sale financial assets	2,880	30,000	—	30,766	Note 4
		Fubon Taiwan Selected Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	1,082,000	Note 4
		HSBC Taiwan Balanced Strategy Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	1,034,000	Note 4
		Cathay Chung Hwa No. 1 Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	1,040,000	Note 4
		Fuh Hwa Power Fund III	—	Available-for-sale financial assets	100,000	1,000,000	—	1,004,000	Note 4
		MFS Emerging Market Debt Fund	—	Available-for-sale financial assets	1,158	719,085	—	784,957	Note 4
		USD Special Bond Fund	—	Available-for-sale financial assets	25	353,540	—	394,407	Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	1,813	710,142	—	667,573	Note 4
		GAM Interest Trend - USD OPEN	—	Available-for-sale financial assets	18	199,419	—	184,709	Note 4
		Pimco High Yield Bond Fund - Class H Institutional	—	Available-for-sale financial assets	170	99,993	—	97,131	Note 4
		JPMorgan Lux Funds-Emerging Markets Bond Fund	—	Available-for-sale financial assets	21	199,638	—	193,388	Note 4
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	130,732	Note 4
		Permal Fixed Income Holdings N.V.	—	Available-for-sale financial assets	7	264,095	—	260,815	Note 4
		Fidelity Euro Bond Fund	—	Available-for-sale financial assets	4	1,993	—	2,136	Note 4
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	8	114,448	—	132,186	Note 4
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	2,072	811,120	—	878,068	Note 4
		Parvest European Convertible Bond Fond	—	Available-for-sale financial assets	102	546,688	—	629,763	Note 4
		JPMorgan Funds-Global Convertibles Fund	—	Available-for-sale financial assets	868	491,450	—	527,410	Note 4
		MFS Meridian Funds-Global Equity Fund	—	Available-for-sale financial assets	253	262,293	—	269,176	Note 4
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	170,015	Note 4
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	166,928	Note 4
		JPMF (Taiwan) Global Dynamic Fund	—	Available-for-sale financial assets	303	165,640	—	182,535	Note 4
		MFS Meridian - Research International Fund	—	Available-for-sale financial assets	173	131,920	—	139,721	Note 4
		GAM Diversity-USD Open	—	Available-for-sale financial assets	10	262,293	—	255,848	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	860	523,390	—	585,375	Note 4
		Fidelity Fds World	—	Available-for-sale financial assets	386	225,330	—	231,502	Note 4
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	303	271,884	—	281,822	Note 4
		MFS Meridian - European Equity Fund	—	Available-for-sale financial assets	171	178,920	—	188,030	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	$178,920	—	$189,836	Note 4
		Sinopia Alt-Gl Bd M/N 600$ I Gbl Bd Mkt Neutr 600 USD I	—	Available-for-sale financial assets	—	618,021	—	663,753	Note 4
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000	100,000	—	119,900	Note 4
		Cathay No. 2 REIT	—	Available-for-sale financial assets	5,000	50,000	—	51,850	Note 4
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000	100,000	—	84,500	Note 4
		Collateralized Loan Obligation	—	Held-to-maturity - current	—	57,324	—	57,324	—
		Collateralized Loan Obligation	—	Held-to-maturity - noncurrent	—	72,291	—	72,291	—
		Secured Bonds	—	Held-to-maturity - noncurrent	—	250,000	—	250,000	—
1	Senao International Co., Ltd.	Nanker-CB	—	Available-for-sale financial assets	300	30,000	—	29,880	Note 5
		ASUS-CB	—	Available-for-sale financial assets	100	10,000	—	10,895	Note 5
		Gallop No. 1 REIT	—	Available-for-sale financial assets	1,000	10,000	—	8,450	Note 4
		Senao Networks, Inc.	Equity-accounted investee	Investments accounted for using equity method	14,721	276,531	48	276,531	Note 2
		ICON Inc.	Subsidiary	Investments accounted for using equity method	600	5,786	100	5,786	Note 2
		N.T.U Innovation incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	12,775	Note 2
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	2,074	100	2,074	Note 2
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400	1,243	100	1,243	Note 2
		3 Link Information Service Co., Ltd	—	Financial assets carried at cost	374	3,450	12	5,934	Note 2
		Truswell Pegasus Fund	—	Available-for-sale financial assets	6	95	—	108	Note 4

Note 1: The increase of 701 thousand shares in the end of the period is because of the stock dividend distribution of SENAO.

Note 2: The net asset values of investees were based on unreviewed financial statements.

Note 3: New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006, but not on operating stage yet.

Note 4: The net asset values of beneficiary certification (mutual fund) were base on the net asset values as of September 30, 2007.

Note 5: Market value was based on the closing price of September 30, 2007.

Note 6: Showing at their original carrying amounts without the adjustments of fair values.

Note 7: The decrease of 10,579 thousand shares in the end of the period is because of CHIEF’s capital reduction.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stock
		Senao International Co., Ltd.	Investments accounts accounted for using equity method	—	Subsidiary	—	$—	71,074 (Note 3)	$1,065,813	—	$—	$—	$—	71,074 (Note 3)	$1,189,721 (Note 2)
		Mega Financial Holding Co., Ltd.	Available-for-sale financial assets	—	—	—	—	10,000	212,819	4,200	94,976	93,038	1,938	5,800	119,781
		Beneficiary certificates (mutual fund)
		JF (Taiwan) Global Balanced Fund	Available-for-sale financial assets	—	—	13,331	150,000	21,455	275,000	14,979	192,185	175,000	17,185	19,807	250,000
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	—	—	18,348	199,108	38,805	460,000	9,174	105,339	99,554	5,785	47,979	559,554
		HSBC Taiwan Safe & Rich Fund	Available-for-sale financial assets	—	—	4,827	80,000	11,464	230,000	5,175	101,340	90,000	11,340	11,116	220,000
		Capital Assets Allocation Fund	Available-for-sale financial assets	—	—	7,753	100,000	26,004	400,000	3,876	54,870	50,000	4,870	29,881	450,000
		PCA Balanced Fund	Available-for-sale financial assets	—	—	—	—	16,550	300,000	—	—	—	—	16,550	300,000
		AGI Global Quantitative Balanced Fund	Available-for-sale financial assets	—	—	—	—	30,510	350,000	—	—	—	—	30,510	350,000
		HSBC Global Balanced Select Fund	Available-for-sale financial assets	—	—	5,284	60,000	13,083	170,000	2,642	33,050	30,000	3,050	15,725	200,000
		PCA Quality-Quantity Fund	Available-for-sale financial assets	—	—	4,514	50,000	16,224	200,000	—	—	—	—	20,738	250,000
		Cathay Global Balanced Fund of Funds	Available-for-sale financial assets	—	—	—	—	16,810	200,000	—	—	—	—	16,810	200,000
		Franklin Templeton Global Bond Fund of Funds	Available-for-sale financial assets	—	—	9,196	100,000	8,893	100,000	—	—	—	—	18,089	200,000
		HSBC European Stars Fund	Available-for-sale financial assets	—	—	2,844	50,000	8,953	175,000	1,422	26,617	25,000	1,617	10,375	200,000
		Fuh-Hwa Olympic Global Fund	Available-for-sale financial assets	—	—	8,993	100,000	8,620	100,000	—	—	—	—	17,613	200,000
		Cathay Global Conservative Fund of Funds	Available-for-sale financial assets	—	—	—	—	22,719	250,000	—	—	—	—	22,719	250,000
		Jih Sun Mortgage Backed Securities Fund	Available-for-sale financial assets	—	—	—	—	20,305	200,000	—	—	—	—	20,305	200,000
		Fuh-Hwa Aegis Fund	Available-for-sale financial assets	—	—	—	—	11,781	150,000	—	—	—	—	11,781	150,000
		SKIT Fortune Balanced Fund	Available-for-sale financial assets	—	—	—	—	6,097	100,000	—	—	—	—	6,097	100,000
		Capital Asset Manager Income	Available-for-sale financial assets	—	—	—	—	11,285	200,000	—	—	—	—	11,285	200,000
		AIG Flagship Global Growth Fund of Funds	Available-for-sale financial assets	—	—	—	—	16,372	250,000	—	—	—	—	16,372	250,000
		Cathay Global Aggressive Fund of Funds	Available-for-sale financial assets	—	—	—	—	7,654	100,000	—	—	—	—	7,654	100,000
		Polaris Global Emerging Market Funds	Available-for-sale financial assets	—	—	—	—	9,791	150,000	—	—	—	—	9,791	150,000
		ING Global Dynamic Portfolio	Available-for-sale financial assets	—	—	—	—	8,104	100,000	—	—	—	—	8,104	100,000
		Fubon Taiwan Selected Fund	Available-for-sale financial assets	—	—	—	—	100,000	1,000,000	—	—	—	—	100,000	1,000,000
		HSBC Taiwan Balanced Strategy Fund	Available-for-sale financial assets	—	—	—	—	100,000	1,000,000	—	—	—	—	100,000	1,000,000
		Cathay Chung Hwa No. 1 Fund	Available-for-sale financial assets	—	—	—	—	100,000	1,000,000	—	—	—	—	100,000	1,000,000
		Fuh Hwa Power Fund III	Available-for-sale financial assets	—	—	—	—	100,000	1,000,000	—	—	—	—	100,000	1,000,000
		MFS Emerging Market Debt Fund	Available-for-sale financial assets	—	—	622	354,450	536	364,635	—	—	—	—	1,158	719,085
		USD Special Bond Fund	Available-for-sale financial assets	—	—	—	—	25	353,540	—	—	—	—	25	353,540
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	458	172,709	1,355	537,433	—	—	—	—	1,813	710,142
		GAM Interest Trend-USD OPEN	Available-for-sale financial assets	—	—	—	—	18	199,419	—	—	—	—	18	199,419
		JPMorgan Lux Funds-Emerging Markets Bond Fund	Available-for-sale financial assets	—	—	—	—	21	199,638	—	—	—	—	21	199,638
		MFS Meridian Funds-Strategic Income Fund	Available-for-sale financial assets	—	—	—	—	316	132,592	—	—	—	—	316	132,592

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Permal fixed Income Holding N. V.	Available-for-sale financial assets	—	—	—	$—	7	$264,095	—	$—	$—	$—	7	$264,095
		Fidelity Euro Bond Fund	Available-for-sale financial assets	—	—	694	334,593	17	8,405	707	359,520	341,005	18,515	4	1,993
		Credit Suisse BF (Lux) Euro Bond Fund	Available-for-sale financial assets	—	—	16	236,233	—	—	8	135,870	121,785	14,085	8	114,448
		Fidelity European High Yield Fund	Available-for-sale financial assets	—	—	1,443	541,806	629	269,314	—	—	—	—	2,072	811,120
		Parvest European Convertible Bond Fond	Available-for-sale financial assets	—	—	65	324,708	37	221,980	—	—	—	—	102	546,688
		JPMorgan Funds-Global Convertiblies Fund	Available-for-sale financial assets	—	—	—	—	868	491,450	—	—	—	—	868	491,450
		MFS Meridian Funds-Global Equity Fund	Available-for-sale financial assets	—	—	—	—	253	262,293	—	—	—	—	253	262,293
		Fidelity Fds International	Available-for-sale financial assets	—	—	—	—	128	163,960	—	—	—	—	128	163,960
		Fidelity Fds America	Available-for-sale financial assets	—	—	—	—	937	163,960	—	—	—	—	937	163,960
		JPMF (Taiwan) Global Dynamic Fund	Available-for-sale financial assets	—	—	—	—	303	165,640	—	—	—	—	303	165,640
		MFS Meridian - Research International Fund	Available-for-sale financial assets	—	—	—	—	173	131,920	—	—	—	—	173	131,920
		GAM Diversity-USD Open	Available-for-sale financial assets	—	—	—	—	10	262,293	—	—	—	—	10	262,293
		Fidelity Euro Balanced Fund	Available-for-sale financial assets	—	—	379	203,104	481	320,286	—	—	—	—	860	523,390
		Fidelity Fds World	Available-for-sale financial assets	—	—	—	—	386	225,330	—	—	—	—	386	225,330
		Fidelity Fds Euro Blue Chip	Available-for-sale financial assets	—	—	—	—	303	271,884	—	—	—	—	303	271,884
		MFS Meridian - European Equity Fund	Available-for-sale financial assets	—	—	—	—	171	178,920	—	—	—	—	171	178,920
		Henderson Horizon Fund - Pan European Equity Fund	Available-for-sale financial assets	—	—	—	—	230	178,920	—	—	—	—	230	178,920
		JF (Taiwan) Bond Fund	Available-for-sale financial assets	—	—	—	—	39,123	600,000	39,123	602,711	600,000	2,711	—	—
		Dresdner Bond DAM	Available-for-sale financial assets	—	—	—	—	34,342	400,000	34,342	401,882	400,000	1,882	—	—
		PCA Well Poll Fund	Available-for-sale financial assets	—	—	—	—	47,682	600,000	47,682	602,890	600,000	2,890	—	—
		NITC Taiwan Bond	Available-for-sale financial assets	—	—	—	—	67,114	950,000	67,114	955,154	950,000	5,154	—	—
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	—	—	—	—	38,216	500,000	38,216	502,583	500,000	2,583	—	—
		Fubon jin-Ju-I Fund	Available-for-sale financial assets	—	—	—	—	61,010	750,000	61,010	753,813	750,000	3,813	—	—
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	60,564	700,000	60,564	703,725	700,000	3,725	—	—
		Gallop NO.1 REIT	Available-for-sale financial assets	—	—	—	—	10,000	100,000	—	—	—	—	10,000	100,000
		Collateralized Loan Obligation	Held-to-maturity - bond	—	—	—	—	—	150,000	—	—	20,385	—	—	129,615
		Secured Bonds	Held-to-maturity - bond	—	—	—	—	—	250,000	—	—	—	—	—	250,000

Note 1:	Showing at their original carrying amounts without the adjustments of fair values.

Note 2:	The amount were less declared cash dividends $63,105 thousand and plus equity in earnings of equity investees $187,013 thousand.

Note 3:	Including 701 thousand shares stock dividends distributed by SENAO.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2007.4.11	$125,263	Paid	Ge Xin Ying Jian Corporation, etc.	None	—	—	—	—	Bidding	New office	None
	Building	2007.8.17	305,166	Paid	Guo Ji Construction Co., Ltd., etc.	None	—	—	—	—	Bidding	New office	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note)	% to Total
Chunghwa Telecom. Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$696,252	—	30 days	—	—	$321,304	3
			Purchase	3,407,309	5	30-90 days	—	—	(499,513)	6
	Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Purchase	269,232	—	30 days	—	—	(56,554)	1
	Chunghwa System Integration Co., Ltd.	Subsidiary of equity-accounted investee	Purchase	398,830	—	30 days	—	—	(150,948)	2
	CHIEF Telecom Inc.	Subsidiary	Sales	132,879	—	30 days	—	—	20,465	—

Note: Excluding payment and receipts on behalf of other.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$321,304	5.57	$—	—	$321,304	$—

TABLE 6

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount						Balance as of September 30, 2007					Net Income (Loss) of the Investee	Recognized Gain (Loss)		Note
				September 30, 2007			December 31, 2006			Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Telecommunication facilities sales		$1,065,813			$—		71,074 (Note 8)	31		$1,189,721		$670,230	$206,288 (Note 4)		Subsidiary
	Chunghwa Investment Co., Ltd.	Taipei	Investment		980,000			980,000		98,000	49		1,001,121		52,889	25,915 (Note 1)		Equity-accounted investee
	Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment		164,000			164,000		1,760	40		559,819		(11,381)	(5,185 (Note 2	) )	Equity-accounted investee
	CHIEF Telecom Inc.	Taipei	Network communication and engine room hiring		310,652			310,652		27,791 (Note 9)	70		254,774		(27,099)	(18,667 (Note 3	) )	Subsidiary
	Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services		150,000			—		15,000	100		291,944		141,944	141,944 (Note 1)		Subsidiary
	Spring House Entertainment Inc.	Taipei	Network content manufacture broadcasts and information software		22,409			22,409		2,016	30		16,122		(1,702)	(1,638 (Note 5	) )	Equity-accounted investee
	ELTA Technology Co., Ltd.	Taipei	software services and sale of administrative machinery equipment		27,455			—		2,586	21		27,075		2,380	(380 (Note 6	) )	Equity-accounted investee
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	( US$	— 1 (Note 7	) )	( US$	— 1 (Note 7	) )	—	100	( US$	— 1 (Note 7	) )	—	— (Note 1)		Subsidiary
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	( US$	— 1 (Note 7	) )	( US$	— 1 (Note 7	) )	—	100	( US$	— 1 (Note 7	) )	—	— (Note 1)		Subsidiary
Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang Taipei	Telecommunication facilities manufactures and sales		206,190			245,114		14,721	48		276,531		111,128	64,290 (Note 1)		Equity-accounted investee
	Taiwan Icon, Inc.	Taipei	Telecommunication facilities sales		1,320			1,320		600	100		5,786		267	267 (Note 1)		Subsidiary
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Network communication and engine room hiring.		2,000			10,000		200	100		2,074		(84)	(84 (Note 1	) )	Subsidiary
	CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecommunication and internet service		1,678			44		400	100		1,243		(140)	(140 (Note 1	) )	Subsidiary

Note 1:	The equity in net income (net loss) of investees was based on unreviewed financial statements.
Note 2:	The equity in net loss of an investees amounted to $4,552 thousand was calculated from audited financial statements plus a gain on realized upstream transactions of $42,509 thousand less a gain on unrealized upstream transactions of $43,142 thousand.
Note 3:	The equity in net loss of an investees amounted to $18,969 thousand was calculated from audited financial statements plus amortization between the investment cost and net value $302 thousand.
Note 4:	The equity in net income of an investees amounted to $205,624 thousand was calculated from audited financial statements plus amortization between the investment cost and net value $664 thousand.
Note 5:	The equity in net loss of an investees amounted to $511 thousand was calculated from audited financial statements less a gain on unrealized upstream transactions of $1,127 thousand.
Note 6:	The equity in net income of an investees amounted to $502 thousand was calculated from audited financial statements less amortization between the investment cost and net value $438 thousand and a gain on unrealized upstream transactions of $444 thousand.
Note 7:	New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006 but not on operating stage yet.
Note 8:	The increase of 701 thousand shares in the end of the period is because of the stock dividend distribution of SENAO.
Note 9:	The decrease of 10,579 thousand shares in the end of the period is because of CHIEF’s capital reduction.